[Andeavor Letterhead]

December 13, 2017

Via EDGAR

Karina Dorin,

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Andeavor
Registration Statement filed on Form S-4
File No. 333-221504
Filed November 13, 2017

Dear Ms. Dorin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Andeavor (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective as of 12:00 p.m. EST on Friday, December 15, 2017, or as soon as thereafter practicable.

Please do not hesitate to contact me at 210-626-4280 or kim.rucker@andeavor.com with any questions you may have concerning this request. In addition, please notify me when this request for acceleration has been granted.

[Signature Page Follows]

Yours truly,

/s/ Kim K. W. Rucker
Kim K. W. Rucker

cc:	Catherine M. Clarkin
Ari B. Blaut
(Sullivan & Cromwell LLP)

[Signature Page to Andeavor Form S-4 Acceleration Request]